Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136


             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 30 January 2002

                        CARNIVAL CORPORATION ("CARNIVAL")
--------------------------------------------------------------------------------
                   REVISED PRE-CONDITIONAL OFFER TO BE MADE BY
                          MERRILL LYNCH AND UBS WARBURG
                  FOR P&O PRINCESS CRUISES PLC ("P&O PRINCESS")


SUMMARY

         o        Revised Offer of 0.2684 Carnival Shares per P&O Princess Share

         o Currently worth 515 pence per P&O Princess Share - equivalent to Carnival's proposal of 17 January 2002

         o        Values P&O Princess at approximately(pound)3.6 billion

         o        Revised Offer pre-conditional only on regulatory clearance

         o Intention to provide a Partial Cash Alternative of 250 pence per P&O Princess Share

         o        Superior value and deliverability

         o        Improves Carnival's original superior Offer

         o 34.5 per cent. premium to the current "look through" value of P&O Princess under the "nil premium" Royal Caribbean Proposal

         o 62.4 per cent. premium to the price per P&O Princess Share prior to the announcement of the Royal Caribbean Proposal


MICKY ARISON, THE CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, SAID:

"OUR REVISED OFFER IS SIGNIFICANTLY MORE VALUABLE THAN THE ROYAL CARIBBEAN PROPOSAL. WE ALSO BELIEVE WE HAVE ADDRESSED SHAREHOLDERS' CONCERNS ABOUT THE CONDITIONALITY AND DELIVERABILITY OF OUR ORIGINAL OFFER.

OUR REVISED OFFER IS CLEARLY SUPERIOR, CREDIBLE AND DELIVERABLE. RECENT DEVELOPMENTS DEMONSTRATE THAT THE ROYAL CARIBBEAN PROPOSAL IS FAR FROM BEING "A BIRD IN THE HAND" AND WE CONTINUE TO BELIEVE THAT ROYAL CARIBBEAN IS THE WRONG PARTNER FOR P&O PRINCESS.

WE HAVE BEEN ADVISED THAT P&O PRINCESS SHAREHOLDERS CAN VOTE FOR AN ADJOURNMENT WITHOUT GIVING ROYAL CARIBBEAN THE RIGHT TO WALK. WE THEREFORE URGE THE P&O PRINCESS SHAREHOLDERS TO CONSIDER SERIOUSLY THEIR POSITION AND TO VOTE TO ADJOURN THE EGM, OR, IF THE EGM IS NOT ADJOURNED, TO VOTE DOWN THE ROYAL CARIBBEAN PROPOSAL."

REVISED OFFER

o Further to its proposal to the P&O Princess Board, dated 17 January 2002, the board of Carnival today announces the terms of its Revised Offer to acquire the whole of the issued and to be issued share capital of P&O Princess. The Revised Offer enhances significantly Carnival's original Offer, which Carnival believes was already a superior proposal. A document describing the Revised Offer will be posted to P&O Princess Shareholders before the EGM convened for 14 February 2002.

o The Revised Offer comprises 0.2684 Carnival Shares for each P&O Princess Share. Based on the New York Stock Exchange closing price of a Carnival Share of $27.05 on 29 January 2002, the last business day prior to the date of this announcement, and an exchange rate of $1:(pound)0.709, the Revised Offer values each P&O Princess Share at 515 pence and the entire existing share capital of P&O Princess at approximately (pound)3.6 billion.

o The Revised Offer is equivalent in value to Carnival's proposal, dated 17 January 2002, which consisted of 250 pence in cash and 0.1380 Carnival Shares per P&O Princess Share. The proposal was worth 500 pence on 17 January 2002 and has increased to 515 pence mainly as a result of the rise in the Carnival Share price since that date.

o Upon making the formal Revised Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share, pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting of the Offer Document as set out in Appendix II.

o Carnival has restructured its original superior Offer to provide significantly increased certainty to P&O Princess Shareholders (as explained further in paragraph 4 of the full text of this announcement). The making of the Revised Offer is pre-conditional on regulatory clearance only. If this Pre-condition is satisfied, Carnival will be obliged to post the Offer Document as explained in the next paragraph and in paragraph 9 of the full text of this announcement.

o Carnival has also restructured its original Offer in order to avoid triggering the Joint Venture change of control "poison pills". The P&O Princess Board has stated that it is entitled to exit the Joint Venture through the commercial benchmark mechanism in January 2003. With the consent of the Panel, Carnival will be permitted to delay posting its Offer Document until such date that Carnival estimates will ensure that the last date on which the Revised Offer can become both unconditional as to acceptances and wholly unconditional will be as soon as possible after the satisfaction of Condition 7 (the termination of the Joint Venture Agreement). Carnival currently estimates that it will post its Offer Document in early December 2002. If the exit through the commercial benchmark mechanism is delayed, the last date for declaring the Revised Offer unconditional will only be extended with the consent of the Panel. SEC rules on the right to withdraw acceptances of an offer have the effect that, in accordance with normal Panel practice, the Revised Offer must become wholly unconditional at the same time as it becomes unconditional as to acceptances, otherwise it will lapse. Notwithstanding the level of acceptances received, Condition 1 (relating to acceptances) is subject to the satisfaction of Condition 7.

o Carnival reaffirms that it is prepared to discuss alternative transaction structures with P&O Princess including, inter alia, a DLC or similar structure. Carnival has been advised however, that the DLC structure under the Royal Caribbean Proposal could be defective and, unless remedied, could result in a material US federal income tax liability. Carnival is not able to offer an alternative structure equivalent to the Royal Caribbean Proposal on a unilateral basis, but is prepared to work with P&O Princess in order to implement a tax efficient structure. Carnival envisages that the economic interest of P&O Princess under a DLC structure with Carnival would reflect the valuation of P&O Princess as set out in the Revised Offer.

o The UK Secretary of State for Trade and Industry announced on 29 January 2002 that the Royal Caribbean Proposal has been referred to the UK Competition Commission. The Competition Commission is due to make its report by 20 May 2002 although the ultimate decision of the Secretary of State will not be available until some time after. Both the Carnival and Royal Caribbean proposals are conditional on the result of antitrust reviews in Europe and the US and these reviews will still be outstanding on 14 February 2002, the date of P&O Princess' EGM.

o Carnival believes that the Revised Offer is highly attractive to P&O Princess Shareholders, and therefore strongly urges them to vote to adjourn the EGM until after the results of the antitrust reviews are known, or, in the event that the EGM is not adjourned, to vote against the Royal Caribbean Proposal.

BACKGROUND TO THE ANNOUNCEMENT OF THE REVISED OFFER

o As P&O Princess Shareholders will be aware, Carnival has sought discussions with the P&O Princess Board on numerous occasions. The P&O Princess Board has repeatedly refused to engage in any dialogue, including following Carnival's revised proposal which was submitted before P&O Princess' artificial deadline of 18 January 2002.

o Carnival has repeatedly requested clarification from the P&O Princess Board of certain key matters relating to the Joint Venture "poison pill" arrangements which Carnival believes are prejudicial to the interests of P&O Princess Shareholders. These matters are of great importance to both Carnival and P&O Princess Shareholders, yet the P&O Princess Board has merely obfuscated and tried to confuse the issue, without publicly providing satisfactory responses on these matters.

o P&O Princess should clarify the considerable uncertainty regarding the exit and termination provisions of the Joint Venture Agreement. The P&O Princess Board has stated publicly that P&O Princess has the unilateral right to terminate the Joint Venture Agreement at no cost, on or after 1 January 2003, if certain commercial benchmarks are not met. The P&O Princess Board, however, has not clarified publicly how this could be achieved in practice.

o Nevertheless, Carnival has decided not to withdraw its proposal to acquire P&O Princess, but to proceed despite P&O Princess' refusal to clarify the basis on which it is unilaterally able to terminate the Joint Venture and absent confirmation of Royal Caribbean's position on the issue. Carnival is therefore taking its Revised Offer direct to P&O Princess Shareholders. In taking this action, Carnival believes that P&O Princess Shareholders will have the opportunity to consider a real, attractive and deliverable alternative to the "nil premium" Royal Caribbean Proposal.

ACTION AT THE EGM

o Both the Royal Caribbean Proposal and Carnival's Revised Offer are awaiting regulatory approval on the same overall timetable. Neither the Royal Caribbean Proposal nor Carnival's Revised Offer can complete until the appropriate approvals have been obtained. Carnival strongly believes that P&O Princess Shareholders should not be forced to decide between the Royal Caribbean Proposal and Carnival's Revised Offer until the outcome of the regulatory reviews of both proposals is known.

o By voting for the Royal Caribbean Proposal, P&O Princess Shareholders will lose the superior value provided by Carnival's Revised Offer. By voting to adjourn the EGM, P&O Princess Shareholders retain the option to decide between the Royal Caribbean Proposal and Carnival's Revised Offer, on their strategic and economic merits, once the regulatory outcome of both proposals is known.

o P&O Princess Shareholders have not received information from their board as to their right as shareholders to adjourn the EGM. Carnival has been advised that an adjournment, if proposed and approved by P&O Princess Shareholders, does not entitle Royal Caribbean to abandon its proposal unless it is prepared to breach its agreement with P&O Princess. Such a breach would expose Royal Caribbean to paying damages for breach of contract, likely to be at least $62.5 million. If there is any doubt about the ability of P&O Princess Shareholders to adjourn the EGM without prejudicing the Royal Caribbean Proposal, P&O Princess should clarify this issue for its shareholders.

o Carnival believes that the Revised Offer is highly attractive and deliverable to P&O Princess Shareholders, and therefore strongly urges them to vote to adjourn the EGM until after the results of the antitrust reviews are known, or, in the event that the EGM is not adjourned, to vote against the Royal Caribbean Proposal.

o Carnival will be writing to P&O Princess Shareholders shortly in connection with its Revised Offer and will provide them with a new form of proxy and further information on what action they should take in relation to the EGM.

This summary should be read in conjunction with the full text of this announcement.

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Revised Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Revised Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the first closing date of the Revised Offer or, if later, the date on which the Revised Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE REVISED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE REVISED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE REVISED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE REVISED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 30 January 2002

                        CARNIVAL CORPORATION ("CARNIVAL")
--------------------------------------------------------------------------------
                   REVISED PRE-CONDITIONAL OFFER TO BE MADE BY
                          MERRILL LYNCH AND UBS WARBURG
                  FOR P&O PRINCESS CRUISES PLC ("P&O PRINCESS")

1.       INTRODUCTION

Further to its proposal to the P&O Princess Board of 17 January 2002, the board of Carnival today announces the terms of a Revised Offer to acquire the whole of the issued and to be issued share capital of P&O Princess.

A document describing the Revised Offer will be sent to P&O Princess Shareholders in advance of the EGM convened for 14 February 2002.

2.       THE REVISED OFFER

The Revised Offer, the terms and conditions of which will be set out in the Offer Document, will be made on the following basis:

         0.2684 Carnival Shares                 for each P&O Princess Share

and so in proportion for any other number of P&O Princess Shares held.

Upon making the formal Revised Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share, pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting the Offer Document as set out in Appendix II. A P&O Princess Shareholder electing to receive the Partial Cash Alternative will also receive such number of Carnival Shares so that the total value of the consideration for each P&O Princess Share, on the date the terms of the Partial Cash Alternative are fixed, equals the value of 0.2684 Carnival Shares. The terms of the Partial Cash Alternative may be fixed at the time the formal Revised Offer is made or such earlier date as Carnival may determine as described in paragraph 14 below. There will also be an Additional Cash Election enabling P&O Princess Shareholders to elect for extra cash to the extent that the Partial Cash Alternative is not taken up in full by P&O Princess Shareholders. Accordingly, P&O Princess Shareholders who accept the Revised Offer will be able to elect to receive a combination of shares and cash. This structure allows P&O Princess Shareholders to benefit fully from any upturn in the sector, whilst retaining the option to receive the certainty of a cash element when the formal offer is made.

To satisfy the Partial Cash Alternative, Carnival requires cash of approximately $2.4 billion. Carnival currently has cash and existing undrawn debt facilities of over $2.4 billion.

Based on the New York Stock Exchange closing price of a Carnival Share of $27.05 on 29 January 2002, the last business day prior to the date of this announcement, and an exchange rate of $1:(pound)0.709, the Revised Offer values each P&O Princess Share at 515 pence and the entire existing share capital of P&O Princess at approximately (pound)3.6 billion.

The Revised Offer is equivalent in value to Carnival's proposal, dated 17 January 2002, which consisted of 250 pence in cash and 0.1380 Carnival Shares per P&O Princess Share. The proposal was worth 500 pence on 17 January 2002 and has increased to 515 pence mainly as a result of the rise in the Carnival Share price since that date.

The Revised Offer represents:

         o a premium of 62.4 per cent. to the closing middle market price of 317 pence per P&O Princess Share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal;

         o a premium of 29.0 per cent. to the closing middle market price of 399 pence per P&O Princess Share on 29 January 2002, the last business day prior to the date of this announcement; and

         o a premium of 34.5 per cent. to the current "look through" value of P&O Princess under the Royal Caribbean Proposal of 383 pence per P&O Princess Share on 29 January 2002, the last business day prior to the date of this announcement.

Carnival has restructured its original Offer to provide significantly increased certainty to P&O Princess Shareholders (as explained further in paragraph 4 below). The making of the Revised Offer is now subject only to the Pre-condition set out in Appendix I, which relates only to regulatory clearance being obtained. Carnival is entitled to waive this Pre-condition. If this Pre-condition is satisfied, Carnival will be obliged to post the Offer Document as explained in paragraph 9.

Carnival has also restructured its original Offer in order to avoid triggering the Joint Venture change of control "poison pills". The P&O Princess Board has stated that it is entitled to exit the Joint Venture through the commercial benchmark mechanism in January 2003. With the consent of the Panel, Carnival will be permitted to delay posting its Offer Document until such date that Carnival estimates will ensure that the last date on which the Revised Offer can become both unconditional as to acceptances and wholly unconditional will be as soon as possible after the satisfaction of Condition 7 (the termination of the Joint Venture Agreement). Carnival currently estimates that it will post its Offer Document in early December 2002. If the exit through the commercial benchmark mechanism is delayed, the last date for declaring the Revised Offer unconditional will only be extended with the consent of the Panel. SEC rules on the right to withdraw acceptances of an offer have the effect that, in accordance with normal Panel practice, the Revised Offer must become wholly unconditional at the same time as it becomes unconditional as to acceptances, otherwise it will lapse. Notwithstanding the level of acceptances received, Condition 1 (relating to acceptances) is subject to the satisfaction of Condition 7.

The making of the Partial Cash Alternative is pre-conditional on financing being arranged by no later than the posting of the Offer Document as set out in Appendix II. The Conditions of the Revised Offer are set out in Appendix III.

P&O Princess Shares will be acquired by Carnival fully paid, or credited as fully paid, and free from all liens, charges, equitable interests, encumbrances and other interests and together with all rights attaching thereto on or after the date of this announcement, including the right to receive and retain all distributions declared, made or paid after the date of this announcement subject to the exception described below.

P&O Princess Shareholders will be entitled to retain all P&O Princess dividends paid or payable in respect of the period from the date of this announcement until the Revised Offer becomes wholly unconditional. If, after this announcement, any dividends in excess of 3 cents in each quarter per P&O Princess Share are paid or become payable Carnival shall have the right, as an alternative to lapsing the Revised Offer for non-fulfilment of the Conditions, to reduce the consideration for each P&O Princess Share under the Revised Offer by an amount equal to the excess.

The Revised Offer will extend to all existing issued P&O Princess Shares and to any P&O Princess Shares which are unconditionally allotted or issued prior to the date on which the Revised Offer closes (or such earlier date as Carnival may, subject to the City Code, decide) including P&O Princess Shares issued pursuant to the exercise of options under the P&O Princess Employee Share Incentive Plans or otherwise. In conjunction with the Revised Offer for the P&O Princess Shares, subject to obtaining exemptive relief from the SEC, an offer will be made to holders of P&O Princess ADRs to tender the ADSs underlying such P&O Princess ADRs.

Under New York Stock Exchange rules, the issue of the New Carnival Shares requires Carnival shareholder approval. Such approval is a Condition of the Revised Offer. Approval by shareholders with a majority of voting rights in Carnival is required for the resolution to be passed. The Arison family and certain related trusts have given proxies to vote shares representing 44 per cent. of the voting rights in Carnival in favour of the resolution.

Carnival intends to offer to acquire the P&O Princess Preference Shares and the P&O Princess Subscriber Shares for cash for the amounts paid up on those shares, conditional on the Revised Offer becoming wholly unconditional.

Application will be made for the New Carnival Shares to be admitted to listing on the New York Stock Exchange. Should Carnival perceive there to be sufficient demand for such a facility, Carnival intends to seek a listing of the existing Carnival Shares and the New Carnival Shares on the London Stock Exchange. Carnival will confirm whether it will seek such listing at the time of posting the Offer Document.

The New Carnival Shares will rank pari passu with the Carnival Shares in issue at the date the Revised Offer becomes wholly unconditional, save that they shall rank for dividends with effect from and including the first complete financial quarter of Carnival following such date.

Carnival reaffirms that it is prepared to discuss alternative transaction structures with P&O Princess including, inter alia, a DLC or similar structure. Carnival has been advised however, that the DLC structure under the Royal Caribbean Proposal could be defective and, unless remedied, could result in a material US federal income tax liability. Carnival is not able to offer an alternative structure equivalent to the Royal Caribbean Proposal on a unilateral basis, but is prepared to work with P&O Princess in order to implement a tax efficient structure. Carnival envisages that the economic interest of P&O Princess under a DLC structure with Carnival would reflect the valuation of P&O Princess as set out in the Revised Offer.

Further details on settlement, listing and dealings will be included in the Offer Document and Form of Acceptance which will be sent to the P&O Princess Shareholders in the period following the satisfaction of the regulatory Pre-condition as described in this paragraph 2 and in paragraph 9 below.

3.       BACKGROUND TO THE ANNOUNCEMENT OF THE REVISED OFFER

On 24 September 2001, only eight weeks prior to the announcement of the Royal Caribbean Proposal, Carnival contacted P&O Princess proposing a combination but received no response. On 20 November 2001, the Royal Caribbean Proposal was announced. Carnival was astonished not to have had an opportunity to discuss its approach with P&O Princess and still cannot understand why, if the Royal Caribbean Proposal is so attractive, the P&O Princess Board needed the protection of such unprecedented "poison pills".

Having considered its options following the announcement of the Royal Caribbean Proposal, Carnival submitted a detailed proposal regarding an offer for P&O Princess to the P&O Princess Board on 13 December 2001. The P&O Princess Board rejected Carnival's proposal on 16 December 2001, stating its belief that the offer was not as favourable financially to the P&O Princess Shareholders and would face greater execution risk than the Royal Caribbean Proposal. Carnival therefore immediately announced its original Offer in order to alert P&O Princess Shareholders to Carnival's strong interest in P&O Princess.

Carnival has repeatedly requested clarification from the P&O Princess Board of certain key matters relating to the Joint Venture "poison pill" arrangements which Carnival believes are prejudicial to the interests of P&O Princess Shareholders. These matters are of great importance to both Carnival and P&O Princess Shareholders, yet the P&O Princess Board has merely obfuscated and tried to confuse the issue, without publicly providing satisfactory responses on these matters. Neither P&O Princess nor its advisors have been prepared to enter into any discussion with Carnival or its advisors.

P&O Princess should clarify the considerable uncertainty regarding the exit and termination provisions of the Joint Venture Agreement. The P&O Princess Board has stated publicly that P&O Princess has the unilateral right to terminate the Joint Venture Agreement at no cost, on or after 1 January 2003, if certain commercial benchmarks are not met. The P&O Princess Board, however, has not clarified publicly how this could be achieved in practice.

Carnival has consistently tried to ensure that P&O Princess Shareholders are given the opportunity to judge both the Carnival Offer and the Royal Caribbean Proposal on a level playing field. Carnival met the artificial 18 January 2002 deadline set by P&O Princess to put forward a revised proposal. By submitting such a clearly superior proposal Carnival had hoped to enter into discussions with the P&O Princess Board and its advisors. Once again, Carnival was rebuffed by the P&O Princess Board.

Nevertheless, Carnival has decided not to withdraw its proposal to acquire P&O Princess, but to proceed despite P&O Princess' refusal to clarify the basis on which it is unilaterally able to terminate the Joint Venture and absent confirmation of Royal Caribbean's position on the issue. Carnival is therefore taking its Revised Offer direct to P&O Princess Shareholders. In taking this action, Carnival believes that P&O Princess Shareholders will have the opportunity to consider a real, attractive and deliverable alternative to the "nil premium" Royal Caribbean Proposal.

4.       REDUCED PRE-CONDITIONALITY

The only Pre-condition to the Revised Offer which remains relates to regulatory clearance. Carnival has waived pre-conditions to the original Offer relating to the supply of information by P&O Princess and the convening of the P&O Princess EGM. The financing pre-condition is now a Pre-condition to the Partial Cash Alternative. The pre-condition of the original Offer relating to P&O Princess Shareholders not having passed the resolution required to approve the Royal Caribbean Proposal is now solely a Condition of the Revised Offer. If P&O Princess Shareholders approve the Royal Caribbean Proposal, Carnival will not proceed with its formal Revised Offer.

At the time of the announcement of the original Offer of 16 December 2001, the Joint Venture Agreement had not been made publicly available. Carnival therefore had to formulate its original Joint Venture Pre-condition on the basis of very limited information. The Joint Venture Agreement has now been published. In addition, P&O Princess has stated that it has the unilateral right to terminate the Joint Venture Agreement at no cost, on or after 1 January 2003, if certain commercial benchmarks are not met. The pre-condition relating to the cost to P&O Princess of terminating the Joint Venture has now, therefore, been reformulated as a Condition that the Joint Venture has been terminated in accordance with
Section 9.01(c) (the January or April 2003 commercial benchmarks).

5.       ACTION AT THE EGM

Both the Royal Caribbean Proposal and Carnival's Revised Offer are awaiting regulatory approval on the same overall timetable. Neither the Royal Caribbean Proposal nor Carnival's Revised Offer can complete until the appropriate approvals have been obtained. Carnival believes that P&O Princess Shareholders should not be forced to make a decision between the Royal Caribbean Proposal and Carnival's Revised Offer until the outcome of the regulatory reviews of both proposals is known.

By voting for the Royal Caribbean Proposal, P&O Princess Shareholders will lose the superior value provided by Carnival's Revised Offer. By voting to adjourn the EGM, P&O Princess Shareholders retain the option to decide between the Royal Caribbean Proposal and Carnival's Revised Offer, on their strategic and economic merits, once the regulatory outcome of both proposals is known.

P&O Princess Shareholders have not received information from their board as to their right as shareholders to adjourn the EGM. Carnival has been advised that an adjournment, if proposed and approved by P&O Princess Shareholders, does not entitle Royal Caribbean to abandon its proposal unless it is prepared to breach its agreement with P&O Princess. Such a breach would expose Royal Caribbean to paying damages for breach of contract, likely to be at least $62.5 million. If there is any doubt about the ability of P&O Princess Shareholders to adjourn the EGM without prejudicing the Royal Caribbean Proposal, P&O Princess should clarify this issue for its shareholders.

Carnival believes that the Revised Offer is highly attractive to P&O Princess Shareholders, and therefore strongly urges them to vote to adjourn the EGM, until after the results of the antitrust reviews are known, or, in the event that the EGM is not adjourned, to vote against the Royal Caribbean Proposal.

Carnival will be writing to P&O Princess Shareholders shortly in connection with its Revised Offer and will provide them with a new form of proxy and further information on what action they should take in relation to the EGM.

6.       SOME FACTS ABOUT ROYAL CARIBBEAN AND ITS PROPOSAL

There is speculation that Royal Caribbean might walk away from the Royal Caribbean Proposal if it is not approved by P&O Princess Shareholders at the EGM. Carnival believes this is highly unlikely. In addition to incurring damages as outlined above and other costs, Royal Caribbean could lose a highly attractive transaction for its shareholders. The facts are:

         o the Royal Caribbean Proposal gives Royal Caribbean Shareholders a disproportionately favourable share of ownership under the DLC;

         o Royal Caribbean's Chairman and Chief Executive has secured the same position in the enlarged group;

Royal Caribbean is a highly leveraged company and has a major programme of capital spending over the next few years, which could exacerbate its already weak financial condition; and

         o Royal Caribbean's credit ratings before the announcement of the Royal Caribbean Proposal were BB+ (negative outlook) and Ba2 - i.e. "junk" status.

Carnival believes that Royal Caribbean needs the Royal Caribbean Proposal, because it can then take advantage of P&O Princess' relative financial strength. In these circumstances, Carnival believes it is highly unlikely that Royal Caribbean will walk away from the Royal Caribbean Proposal if the EGM is adjourned.

7.       BENEFITS OF THE PROPOSED COMBINATION OF CARNIVAL AND P&O PRINCESS

A combination of Carnival and P&O Princess creates a global vacation and leisure company with a broader, more diverse and more complementary portfolio of brands, creating a wider range of vacation choices for its customers. Operating in the US, Europe and Australia, the combined group will have an enhanced ability to attract customers away from land-based vacations to cruise vacations.

Carnival expects that the proposed combination will generate cost savings of at least $100 million on an annualised basis, in the first full year following completion of the transaction, to the benefit of both shareholders and customers. These savings are expected to come by sharing the best practices to achieve efficiencies from, inter alia, purchasing and information systems, and also from rationalising support operations in locations served by both companies.

The Enlarged Carnival Group will benefit from the financial flexibility of the combined group's strong balance sheet and cash flow. Carnival believes that the terms of the Revised Offer will ensure that the proposed combination of Carnival and P&O Princess will retain a strong financial position with an investment grade credit rating.

Carnival strongly believes that it can deliver greater value to P&O Princess Shareholders through its Revised Offer than can be delivered through the Royal Caribbean Proposal, because Carnival has:

         o proven operating practices and a better management track record, resulting in higher shareholder returns;

         o        a more effective brand strategy;

         o a proven record of delivering greater profitability and superior performance; and

         o        a significantly stronger balance sheet.

In Carnival's experience, as previously stated, it is principally operating practices and management, rather than scale, which drive margins and market rating.

P&O Princess Shareholders should consider which management team has the superior track record and is therefore best placed to deliver on a combination with P&O Princess - that of Carnival or Royal Caribbean?

8.       VALUE

Carnival believes that its Revised Offer is clearly a superior proposal and represents full and fair value for P&O Princess:

o on a LTM (last twelve months) EV/EBITDA multiple basis, at the Revised Offer value of 515 pence, P&O Princess Shareholders would receive a 43 per cent. and a 39 per cent. premium respectively to the P&O Princess and Royal Caribbean EV/EBITDA multiples on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal;

o on a LTM P/E multiple basis, at the Revised Offer value of 515 pence, P&O Princess Shareholders would receive a 62 per cent. and a 112 per cent. premium respectively to the P&O Princess and Royal Caribbean P/E multiples on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal; and

o the Revised Offer value of 515 pence is at a 34.5 per cent. premium to the "look through" value of the Royal Caribbean Proposal.

Carnival does not believe that the Royal Caribbean management has the credibility to deliver even these synergies. Carnival's superior record on delivering value speaks for itself:

                                                 CARNIVAL        ROYAL CARIBBEAN

     Total shareholder returns since Royal         268%               136%
     Caribbean IPO

     Total shareholder returns since P&O Princess   25%               (9)%
     demerger

Carnival does not believe that the Royal Caribbean Proposal will be able to generate synergies significantly above the $100 million figure announced by P&O Princess and Royal Caribbean.

Carnival also believes that the DLC does not offer certain value to P&O Princess
Shareholders:

o the value that the market could place on the DLC is heavily dependent on the ratings the companies in the DLC are likely to attract and the synergies generated. The table below sets out the average current and forward P/Es of Royal Caribbean since its flotation:

                                  ROYAL CARIBBEAN

     Current P/E                       14.5x
     Forward P/E                       13.0x

o the table below sets out the implied value of P&O Princess based on 2003 earnings forecasts for P&O Princess and Royal Caribbean of Schroder Salomon Smith Barney, P&O Princess' house broker, at a range of forward multiples, and including $100 million of synergies:

     FORWARD P/E


              11.0x                    340p
              12.0x                    371p
              13.0x                    402p
              14.0x                    433p
              15.0x                    463p

     P&O Princess would need to trade on a forward multiple of 16.7x to justify a value of 515 pence. Carnival does not believe that such a multiple is realistic given the average multiple at which Royal Caribbean has traded historically.

o P&O Princess' own brokers, Schroder Salomon Smith Barney, forecast that over the next three years the Royal Caribbean Proposal will fail to generate a return on invested capital in excess of its current weighted average cost of capital.

                                              2002         2003         2004

Invested capital ($bn)                        13.7         14.8         15.5
Average ROIC                                  5.2%         7.2%         9.5%
Current WACC (1)                             11.5%        11.5%        11.5%
Negative spread                              (6.3)%       (4.3)%       (2.0)%
Negative spread per P&O Princess              45p          33p          16p
Share (pence)

Note 1: Royal Caribbean's and P&O Princess' long term bonds are currently yielding in excess of 10.3 per cent. and 8.8 per cent. respectively.

     According to the analysis above, the DLC is expected to destroy value for shareholders over the next three years. Assuming that P&O Princess can return its weighted average cost of capital in 2005 and beyond, Carnival believes that its shares should trade at a substantial discount to its book value of 341 pence per P&O Princess Share. The forecast negative spreads between 2002 and 2005 support a value of 261 pence per P&O Princess Share.

9.       TIMETABLE

Due to the timing of the regulatory process, this Revised Offer remains structured as a pre-conditional offer in order to comply with the Code. The fact that the Revised Offer is structured as a pre-conditional offer does not reduce the level of commitment with which Carnival is obliged to pursue it. If this Pre-condition is satisfied, Carnival will be obliged to post the Offer Document as explained herein. The P&O Princess Board has stated that it is entitled to exit the Joint Venture through the commercial benchmark mechanism on or after 1 January 2003. Carnival has therefore undertaken to the Panel that, subject to the satisfaction of the regulatory Pre-condition, it will post the Offer Document at such time that the Joint Venture Agreement can terminate through the January commercial benchmark mechanism within the normal 60 day Code timetable. In certain circumstances, this timetable may be extended, as described in paragraph 2 above, with the consent of the Panel.

Set out below is an indicative timetable to completion:

14 February 2002                P&O Princess EGM. P&O Princess Shareholders vote
                                to adjourn, or, in the event that the EGM is not adjourned, vote against Royal Caribbean Proposal

Q2/Q3 2002                      Regulatory process complete for both Carnival's
                                Revised Offer and the Royal Caribbean Proposal.
                                Pre-condition to Revised Offer satisfied

Q2/Q3 2002                      Reconvened EGM, if applicable

December 2002                   Posting of Offer Document including Partial Cash
                                Alternative

January 2003 / April 2003       The Joint Venture Agreement terminates through
                                the benchmark mechanism. Revised Offer wholly unconditional. Shareholders receive consideration

10.      REGULATORY APPROVALS

Carnival continues to believe firmly, and has been so advised, that there is no material difference between the regulatory positions of a Carnival/P&O Princess combination and a Royal Caribbean/P&O Princess combination. Carnival believes that P&O Princess' claim that the Royal Caribbean Proposal faces less risk is therefore both unsupportable and disingenuous.

P&O Princess, Royal Caribbean and Carnival have all publicly stated that the appropriate market in which to evaluate the competitive effects of both transactions is the wider vacation market. There is no doubt that cruise companies undertake substantial efforts to attract consumers from other vacation options. On that basis it follows that both Carnival's Revised Offer and the Royal Caribbean Proposal face the same antitrust issues.

EUROPE
The cruise business in Europe is in its infancy, accounting for less than 1 per cent. of the outbound vacation market. In 2000, outbound European holiday volume totalled approximately 370 million persons, whilst the total number of European cruise holidays totalled only 2.1 million. As such, Carnival believes that antitrust issues should not represent a major hurdle.

Even if regulators look at the cruise sub-sector, Carnival believes that the proposed Carnival/P&O Princess combination would not lead to the creation or strengthening of a dominant position in the EEA.

In the cruise sub-sector, Carnival and P&O Princess hold a combined share of only 32 per cent. in the EEA as a whole, which is well below the level at which there is a risk of the combined entity being dominant. Moreover, at national level within the EEA, there is very little overlap between Carnival and P&O Princess. P&O Princess has significant cruise sales only in Germany and the UK, where Carnival is relatively weak. In contrast, Carnival's main strength in Europe is in the southern countries of Italy, Spain and France, where P&O Princess' cruise sales are virtually non-existent.

The only EEA countries in which Carnival and P&O Princess have any material overlap are the UK and Germany. In the UK, P&O Princess is estimated to carry 23 per cent. of all cruise passengers whilst Carnival accounts for only 9 per cent., giving a combined share of 32 per cent. in cruises. Royal Caribbean's share of UK cruise passengers is estimated to be 7 per cent. so its combined share with P&O Princess would be 30 per cent.

In Germany, P&O Princess is estimated to have 18 per cent. of cruise passengers, while Carnival's share is only around 10 per cent., giving a combined share of 28 per cent. Royal Caribbean's share in Germany is estimated to be 6 per cent., so its combined share with P&O Princess would be 24 per cent.

Consequently, there are only very minor differences in the combined cruise shares in the UK and Germany that would result from either deal. Carnival believes, and has been advised, that these minor differences should make no difference to the antitrust assessment of the two transactions.

Carnival has had a number of discussions with the European Commission in relation to a Carnival/P&O Princess combination and expects to file its submission shortly.

The UK Secretary of State for Trade and Industry announced on 29 January 2002 that the Royal Caribbean Proposal has been referred to the UK Competition Commission. The Secretary of State's decision does not affect the advice that Carnival has received about the prospects for clearance of its offer by the European Commission.

US
Both the Carnival Offer and the Royal Caribbean Proposal are now under review at the FTC at the same time, on the same schedule and by the same lawyers and economists, who will apply the same legal standards and analysis to both proposals based on the same information. Indeed, on 22 January 2002, Carnival announced that it had received a compulsory information request from the FTC with respect to a Carnival/P&O Princess combination. On 24 January 2002, P&O Princess acknowledged that it had received a similar request from the FTC with respect to both the Carnival Offer and the Royal Caribbean Proposal. On 25 January 2002, Royal Caribbean announced that it had received a similar request from the FTC in respect of the Royal Caribbean Proposal. Carnival has been advised that there will be no adverse impact on the regulatory outcome of either proposal as a result of the two proposals being reviewed simultaneously.

Carnival believes that P&O Princess' statement that a combination of the number one and the number three cruise operator must bear more risk than a combination of the number two and number three cruise operator is irrelevant and incorrect. Carnival has been advised that on this issue, Heinz/Beechnut is the most relevant recent case. There, both the FTC and the US Court of Appeals rejected the same arguments as those being advanced by P&O Princess and Royal Caribbean.

TIMING
Carnival believes the FTC is likely to be the last significant regulatory body to conclude its review. The fact that both the Royal Caribbean Proposal and Carnival's Revised Offer are now under review at the FTC on the same timetable means that the antitrust conditionality of both transactions should be determined at the same time.

11.      INFORMATION ON CARNIVAL

Carnival is the world's largest multiple-night cruise company based on the number of consumers served. The Carnival Group offers a broad range of cruise brands serving the vacation market through Carnival Cruise Lines, Holland America Line, Costa Cruises, Cunard Line, Seabourn Cruise Line and Windstar Cruises. Carnival's various brands operate 43 ships, offering a total of 60,472 berths, in the Caribbean, Alaska, Europe, Mexican Riviera, South America and other worldwide destinations. Carnival has 14 new ships on order, which will offer a further 32,704 berths. These ships are expected to enter service over the period from the third quarter of 2002 through to late 2005. In addition to its cruise operations, Carnival operates a tour business, through Holland America Tours which markets sightseeing tours both separately and as a part of its cruise/tour packages. Carnival's business strategy is to use this wide, diverse range of options to attract consumers from other land-based vacation choices.

Carnival was incorporated under the laws of the Republic of Panama in November 1974 and the Carnival Shares are listed on the New York Stock Exchange.

In the year ended 30 November 2000, Carnival reported turnover of $3,778.5 million (1999: $3,497.5 million) and operating profit of $983.0 million (1999:
$1,019.7 million). Reported earnings per share (basic) were $1.61 (1999: $1.68). Net assets at 30 November 2000 were $5,870.6 million (1999: $5,931.2 million).

In the three-month period ended 31 August 2001, Carnival reported turnover of $1,489.9 million (2000: $1,228.2 million) and operating profit of $425.3 million (2000: $420.5 million). Reported earnings per share (basic) were $0.84 (2000:
$0.67). Net assets at 31 August 2001, the date of the most recently published balance sheet, were $6,546.4 million.

Carnival's preliminary unaudited results for the year ended 30 November 2001 included reported turnover of $4,535.8 million and operating profit of $891.7 million. Reported earnings per share (basic) were $1.58.

12.      INFORMATION ON P&O PRINCESS

P&O Princess is a global cruise vacation company operating under the following brand names: Princess Cruises in North America; P&O Cruises in the United Kingdom and in Australia; AIDA, A'ROSA and Seetours in Germany and Swan Hellenic also in the United Kingdom. It provides cruises to Alaska, the Caribbean, Europe, the Panama Canal and other exotic destinations. The P&O Princess Group currently has a fleet of 18 ships offering a total of 27,370 berths, with 8 new ships on order, offering a further 17,520 berths. The new ships are expected to be delivered over the period from the first quarter of 2002 through to the second quarter of 2004. P&O Princess' tour division, Princess Tours, is a tour operator in Alaska with four riverside lodges (with a fifth being built), a fleet of deluxe motorcoaches and luxury Midnight Sun Express rail cars.

P&O Princess was incorporated and registered in England and Wales in July 2000 and was listed in London and New York in October 2000 on its demerger from P&O.

In the year ended 31 December 2000, P&O Princess reported turnover of $2,423.9 million (1999: $2,111.6 million) and operating profit of $373.6 million (1999:
$388.3 million). Reported earnings per share (basic) were $0.401 cents (1999:
$0.455 cents). Net assets at 31 December 2000 were $2,463.8 million (1999:
$2,196.5 million).

In the three month period ended 30 September 2001, P&O Princess reported a turnover of $776.0 million (2000: $778.1 million) and operating profit of $186.5 million (2000: $189.3 million). Reported earnings per share (basic) were $0.235 (2000: $0.221). Net assets at 30 September 2001 were $2,632.8 million.

13.      MANAGEMENT AND EMPLOYEES

The combination of Carnival and P&O Princess will offer P&O Princess employees exciting career prospects for the future. P&O Princess' management and employees will benefit under the Revised Offer from a larger operating platform and a business of greater international size and scope. Carnival operates its various cruise businesses as separate decentralised units and envisages extending this approach to the businesses of P&O Princess.

Carnival confirms that the existing employment rights, including pension rights, of employees of P&O Princess will be fully safeguarded. Carnival does not anticipate that there will be significant redundancies arising from its combination with P&O Princess.

14.      PARTIAL CASH ALTERNATIVE

Upon making the formal Revised Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share. The Partial Cash Alternative is pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting of the Offer Document, as set out in Appendix II. There will also be an Additional Cash Election enabling P&O Princess Shareholders to elect for extra cash to the extent that the Partial Cash Alternative is not taken up in full by P&O Princess Shareholders.

P&O Princess Shareholders electing to receive cash will also receive such number of Carnival Shares so that the total value of the consideration, on the date the terms of the Partial Cash Alternative are fixed, equals the value of 0.2684 Carnival Shares. The terms of the Partial Cash Alternative may be fixed at the time the formal Revised Offer is made or such earlier date as Carnival may determine. The value of 0.2684 Carnival Shares will be calculated by reference to the average closing price of a Carnival Share on the New York Stock Exchange over the 10 business days prior to the date on which the terms of the Partial Cash Alternative are fixed, translated into pounds sterling at the average US dollar/pounds sterling exchange rate over this period. The difference between this value and such P&O Princess Shareholder's cash entitlement for each P&O Princess Share will be divided by the average closing price of a Carnival Share referred to above to give the number of New Carnival Shares to which that P&O Princess Shareholder is entitled for each P&O Princess Share. This structure allows P&O Princess Shareholders to benefit fully from any upturn in the sector, whilst retaining the option to receive the certainty of a cash element when the formal offer is made.

To satisfy the Partial Cash Alternative, Carnival requires cash of approximately $2.4 billion. Carnival currently has cash and existing undrawn debt facilities of over $2.4 billion.

15.      FRACTIONAL ENTITLEMENTS

Fractional entitlements to New Carnival Shares arising under the Revised Offer will be aggregated and sold in the market and the proceeds (converted into pounds sterling at the prevailing exchange rate) remitted to the persons entitled thereto, except that amounts of less than (pound)3 will be retained for the benefit of the Enlarged Carnival Group.

16.      P&O PRINCESS EMPLOYEE SHARE INCENTIVE PLANS

The Revised Offer will extend to any P&O Princess Shares which are unconditionally allotted or issued before the date on which the Revised Offer closes (or such earlier date as Carnival may, subject to the City Code, decide), as a result of the exercise of options granted under the P&O Princess Employee Share Incentive Plans or otherwise. If the Revised Offer is declared unconditional in all respects, appropriate proposals will be made to participants in the P&O Princess Employee Share Incentive Plans.

17.      COMPULSORY ACQUISITION AND APPLICATION FOR DELISTING OF P&O PRINCESS
         SHARES

If the Revised Offer becomes, or is declared, unconditional in all respects, and sufficient acceptances are received, Carnival intends to implement the procedures under sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding P&O Princess Shares not acquired or agreed to be acquired pursuant to the Revised Offer.

When the Revised Offer becomes, or is declared, unconditional in all respects, Carnival intends to procure the making of an application by P&O Princess for the removal of P&O Princess Shares from the Official List and for the cancellation of trading of P&O Princess Shares on the London Stock Exchange's market for listed securities. It is anticipated that such cancellation of listing and trading will take effect no earlier than 20 business days after the Revised Offer becomes, or is declared, unconditional in all respects. Such cancellation of listing and trading would significantly reduce the liquidity and marketability of P&O Princess Shares that have not assented to the Revised Offer.

18.      INTERESTS IN P&O PRINCESS SHARES

Neither Carnival, nor any of the directors of Carnival, nor, so far as Carnival is aware, any other party acting in concert with Carnival, owns or controls any P&O Princess Shares or holds any option to purchase any P&O Princess Shares or has entered into any derivatives referenced to P&O Princess Shares, except that Mr A. Kirk Lanterman, a director of Carnival, owns 10,000 P&O Princess Shares.

Appendix IV contains the definitions of terms used in this announcement.

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

This announcement does not constitute an offer or an invitation to acquire shares or securities.

GENERAL

The Revised Offer and any acceptances thereunder will be governed by English law.

The Revised Offer will be subject to the Conditions and terms set out in Appendix III and on the further terms which will be set out in the Offer Document and Form of Acceptance when issued, together with such further terms as may be required to comply with the provisions of the City Code.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Revised Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Revised Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the first closing date of the Revised Offer or, if later, the date on which the Revised Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE REVISED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE REVISED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE REVISED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE REVISED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE REVISED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                   APPENDIX I

                       PRE-CONDITION TO THE REVISED OFFER

The Revised Offer is subject to the satisfaction, or to the extent permitted, waiver by Carnival, of the following Pre-condition:

1.       (a)      insofar as the proposed acquisition of P&O Princess by
                  Carnival constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89
                  (as amended) (the "Merger Regulation"):

                  (i) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to Carnival, not to initiate proceedings under Article 6(1)(c) of the Merger Regulation; or

                  (ii) if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to Carnival, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in sub paragraph (b) below) is compatible with the common market, any conditions attached to the Commission's declaration or decision being in form and substance satisfactory to Carnival;

         (b) if the European Commission has made a referral to a competent authority under Article 9(1) of the Merger Regulation in connection with the proposed acquisition of P&O Princess by Carnival, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to Carnival, as is necessary to approve the proposed acquisition and permit the closing of the proposed acquisition to occur without any breach of applicable law;

         (c) the expiration or early termination of all waiting periods, if any, applicable to the contemplated transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. ss. 18a;

         (d)      at the time that each part of the Pre-condition in paragraphs
                  (a), (b) and (c) above is satisfied or waived, there being in existence no pending or threatened action or other proceeding by any governmental or supranational agency seeking to restrain, enjoin, prohibit or otherwise prevent the consummation of the Revised Offer.

Carnival shall be entitled to waive the above Pre-condition in whole or in part.

The Revised Offer will not be made unless the Pre-condition has been satisfied or waived by no later than 15 November 2002, or such later date as Carnival may, with the approval of the Panel, determine.

                                   APPENDIX II

                  PRE-CONDITION TO THE PARTIAL CASH ALTERNATIVE

The Partial Cash Alternative is subject to financing being arranged on terms satisfactory to Carnival by no later than the date of the posting of the Offer Document.

                                  APPENDIX III

            CONDITIONS AND CERTAIN FURTHER TERMS OF THE REVISED OFFER

The Revised Offer, which will, subject to the satisfaction or waiver of the Pre-condition referred to in Appendix I and in the case of the Partial Cash Alternative subject to the satisfaction of the Pre-condition in Appendix II, be made by Merrill Lynch International and UBS Warburg on behalf of Carnival and will comply with the Code and will be governed by English law and be subject to the jurisdiction of the courts of England. The Revised Offer will be made on the terms and conditions set out in the Offer Document and related Form of Acceptance.

The Revised Offer will be conditional on:

1. valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the first closing date of the Revised Offer (or such later time(s) and/or date(s) as Carnival may, subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Carnival may decide) of the P&O Princess Shares to which the Revised Offer relates, provided that this condition will not be satisfied unless Carnival and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Revised Offer or otherwise, P&O Princess Shares (including the P&O Princess Shares represented by P&O Princess ADS) carrying, in aggregate, more than 50 per cent. of the voting rights attaining to the P&O Princess Shares and more than 50 per cent. of the voting rights then exercisable at a general meeting of P&O Princess, including for this purpose to the extent (if any) required by the Panel, any such voting rights attaching to any P&O Princess Shares (including the P&O Princess Shares represented by P&O Princess ADS) that may be unconditionally allotted or issued before the Revised Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

         (i) the expression "P&O Princess Shares to which the Revised Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act; and

         (ii) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry on being entered into the register of members of P&O Princess;

         provided always that this Condition 1 will not be satisfied unless and until Condition 7 (termination of the Joint Venture Agreement) is satisfied;

2. the P&O Princess Shareholders not passing the resolutions required to approve the Royal Caribbean Proposal;

3. if Carnival decides to seek a listing on the Official List, admission to the Official List and admission to trading on the London Stock Exchange of the issued share capital of Carnival including the New Carnival Shares becoming effective by the decision of the United Kingdom Listing Authority to admit such shares to listing being announced in accordance with paragraph 7.1 of the Listing Rules and by the decision of the London Stock Exchange to admit such shares to trading being announced in accordance with the London Stock Exchange Admission Standards;

4. the Form S-4 Registration Statement registering the issuance of the New Carnival Shares being declared effective by the SEC, remaining effective and not being the subject of a stop order or other proceeding by the SEC to suspend its effectiveness;

5. the New York Stock Exchange agreeing to list the New Carnival Shares, subject only to official notice of issuance;

6. Carnival shareholders having passed all resolutions necessary for the issue of New Carnival Shares pursuant to the Revised Offer;

7.       the Joint Venture Agreement having been terminated in accordance with
         Section 9.01(c) (the January or April 2003 benchmarks) and the P&O Princess Board having notified Carnival accordingly;

8. insofar as the proposed acquisition of P&O Princess by Carnival constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the "Merger Regulation"):

         (i) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to Carnival, not to initiate proceedings under Article 6(1)(c) of the Merger Regulation;

         (ii) if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to Carnival, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in paragraph (iii) below) is compatible with the common market, any conditions attached to the Commission's declaration or decision being in form and substance satisfactory to Carnival; or

         (iii) if the European Commission has made a referral to a competent authority under Article 9(1) of the Merger Regulation in connection with the proposed acquisition of P&O Princess by Carnival, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to Carnival, as is necessary to approve the proposed acquisition and permit the closing of the proposed acquisition to occur without any breach of applicable law;

9. the expiration or early termination of all waiting periods, if any, applicable to the contemplated transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C.ss.18a;

10. no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body, authority, court, trade agency, association, institution, environmental body or any other person or body in any jurisdiction (each a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order or decision or taken any other steps and there not continuing to be outstanding any statute, regulation, order or decision, which would or might:

         (i) make the Revised Offer or the acquisition of any P&O Princess Shares, or control of P&O Princess by Carnival void, illegal or unenforceable or otherwise materially restrict, restrain, prohibit, delay or interfere with the implementation thereof, or impose material additional conditions or obligations with respect thereto, or require material amendment thereof or otherwise challenge or interfere therewith;

         (ii) require or prevent the divestiture by P&O Princess or any member of the wider P&O Princess Group or by Carnival or any member of the wider Carnival Group of all or a material portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses or own any of their material assets or property;

         (iii) impose any limitation on or result in a delay in the ability of any member of the wider P&O Princess Group or the wider Carnival Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares in any member of the wider P&O Princess Group or of the wider Carnival Group held or owned by it or to exercise management control over any member of the wider P&O Princess Group or of the wider Carnival Group to an extent which is material in the context of the P&O Princess Group taken as a whole or, as the case may be, the Carnival Group taken as a whole;

         (iv) require any member of the wider Carnival Group or the wider P&O Princess Group to acquire or offer to acquire any shares or other securities in any member of the wider P&O Princess Group where such acquisition would be material in the context of the P&O Princess Group taken as a whole;

         (v) otherwise materially and adversely affect the assets, business, profits or prospects of any member of the wider Carnival Group or of any member of the wider P&O Princess Group; or

         (vi) and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

11. all necessary filings having been made, all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Revised Offer and the acquisition of any P&O Princess Shares, or of control of P&O Princess, by Carnival, and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") necessary or appropriate in any jurisdiction for, or in respect of, the Revised Offer and the proposed acquisition of any P&O Princess Shares, or of control of P&O Princess, by Carnival and to carry on the business of any member of the wider Carnival Group or of the wider P&O Princess Group having been obtained, in terms and in a form satisfactory to Carnival, from all appropriate Relevant Authorities and from any persons or bodies with whom any member of the wider Carnival Group or the wider P&O Princess Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Revised Offer becomes unconditional in all respects and Carnival having no knowledge of an intention or proposal to revoke, suspend or modify or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

12. there being no provision of any arrangement, agreement, licence, permit or other instrument to which any member of the wider P&O Princess Group is a party or by or to which any such member or any of their assets is or may be bound, entitled or be subject to and which, in consequence of the Revised Offer or the acquisition of any P&O Princess Shares, or control of P&O Princess, by Carnival or otherwise, would or might, to an extent which is material in the context of the P&O Princess Group taken as a whole, result in:

         (i) any monies borrowed by, or other indebtedness actual or contingent of, any such member of the wider P&O Princess Group being or becoming repayable or being capable of being declared immediately or prior to its or their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being inhibited;

         (ii) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

         (iii) any such arrangement, agreement, licence or instrument being terminated or adversely modified or any action being taken of an adverse nature or any obligation arising thereunder;

         (iv) any assets of any such member being disposed of or charged, or right arising under which any such asset could be required to be disposed of or charged, other than in the ordinary course of business;

         (v) the interest or business of any such member of the wider P&O Princess Group in or with any firm or body or person, or any agreements or arrangements relating to such interest or business, being terminated or adversely modified or affected;

         (vi) any such member ceasing to be able to carry on business under any name under which it presently does so;

         (vii) the creation of liabilities (actual or contingent) by any such member; or

         (viii) the financial or trading position of any such member being prejudiced or adversely affected;

13. except as publicly announced by P&O Princess prior to the date of this announcement, no member of the wider P&O Princess Group having, since 31 December 2000:

         (i) issued, agreed to issue or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between P&O Princess and wholly-owned subsidiaries of P&O Princess and save for options granted, and for any P&O Princess Shares allotted upon exercise of options granted under the P&O Princess Employee Share Incentive Plans) or redeemed, purchased or reduced any part of its share capital;

         (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution other than to P&O Princess or a wholly-owned subsidiary of P&O Princess, other than any dividends paid or payable in respect of the period from the date of this announcement until the Revised Offer becomes wholly unconditional at times and in a manner consistent with P&O Princess' normal practice prior to the date of this announcement and which do not in any event exceed 3 cents in each quarter in respect of each P&O Princess Share;

         (iii) agreed, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares which are material in the context of the P&O Princess Group taken as a whole (other than in the ordinary course of trading) or to any material change in its share or loan capital;

         (iv) issued, authorised or proposed the issue of any debentures or incurred any indebtedness or contingent liability which is material in the context of the P&O Princess Group taken as a whole;

         (v) acquired or disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than in the ordinary course of trading) in a manner which is material in the context of the P&O Princess Group taken as a whole;

         (vi) entered into or varied or announced its intention to enter into or vary any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual nature or involves or could involve an obligation of a nature or magnitude, and in either case which is material in the context of the P&O Princess Group taken as a whole;

         (vii) entered into or proposed or announced its intention to enter into any reconstruction, amalgamation, transaction or arrangement (otherwise than in the ordinary course of business) which is material in the context of the P&O Princess Group taken as a whole;

         (viii) taken or proposed any corporate action or had any legal proceedings instigated or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues (or any analogous proceedings or appointment in any overseas jurisdiction);

         (ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

         (x) entered into or varied or made any offer to enter into or vary the terms of any service agreement or arrangement with any of the directors of P&O Princess;

         (xi) waived, compromised or settled any claim which is material in the context of the wider P&O Princess Group; or

         (xii) entered into any agreement, arrangement or commitment or passed any resolution with respect to any of the transactions or events referred to in this paragraph;

14. since 31 December 2000, except as publicly announced by P&O Princess prior to the date of this announcement:

         (i) there having been no adverse change in the business, assets, financial or trading position or profits or prospects of any member of the wider P&O Princess Group which in any such case is material in the context of the P&O Princess Group taken as a whole;

         (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider P&O Princess Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the wider P&O Princess Group having been threatened, announced or instituted or remaining outstanding which in any such case could have a material affect on that member of the P&O Princess Group;

15.      Carnival not having discovered that:

         (i) the financial, business or other information concerning the wider P&O Princess Group as contained in the information publicly announced or disclosed at any time by or on behalf of any member of the wider P&O Princess Group either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading; or

         (ii) any member of the wider P&O Princess Group is subject to any liability, contingent or otherwise, which is not disclosed in the P&O Princess Listing Particulars dated 26 September 2000 or in the Report and Accounts dated 31 December 2000 or in the interim report for the six months to 30 June 2001 or otherwise publicly announced by P&O Princess prior to the date of this announcement and which is material in the context of the P&O Princess Group taken as a whole;

16. Carnival not having discovered that, save as publicly announced prior to the date of this announcement:

         (i) any past or present member of the wider P&O Princess Group has not complied with all applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health which non-compliance would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider P&O Princess Group;

         (ii) there has been a disposal, spillage, emission, discharge or leak of waste or hazardous substance or any substance likely to impair the environment or harm human health on, or from, any land or other asset now or previously owned, occupied or made use of by any past or present member of the wider P&O Princess Group, or which any such member may now or previously have had an interest, would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider P&O Princess Group;

         (iii) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the wider P&O Princess Group or in which any such member may now or previously have had an interest under any environmental legislation or regulation or notice, circular or order of any Relevant Authority in any jurisdiction; or

         (iv) circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider P&O Princess Group which claim or claims would be likely to affect adversely any member of the wider P&O Princess Group.

Carnival reserves the right to waive, in whole or in part, all or any of Conditions 7 to 16 inclusive. Carnival also reserves the right, subject to the consent of the Panel, to extend the time allowed under the Code for satisfaction of Condition 1. If Carnival is required by the Panel to make an offer for P&O Princess Shares under the provisions of Rule 9 of the Code, Carnival may make such alterations to the above conditions, including Condition 1 above, as are necessary to comply with the provisions of that Rule.

The Preference Offer and the Subscriber Share Offer are conditional on the Revised Offer becoming wholly unconditional.

CERTAIN FURTHER TERMS OF THE REVISED OFFER

The Revised Offer will lapse unless otherwise agreed with the Panel if the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or makes referral to a competent authority of the United Kingdom under Article 9(1) of the Merger Regulation and there is a subsequent reference to the Competition Commission, before in each case the later of the first closing date of the Revised Offer and the time and date at which the Revised Offer becomes or is declared unconditional as to acceptances. If the Revised Offer so lapses, the Revised Offer will cease to be capable of further acceptance and accepting P&O Princess Shareholders and Carnival will cease to be bound by acceptances submitted before the time when the Revised Offer lapses.

Unless Carnival determines otherwise, the Revised Offer will not be made, directly or indirectly, in or into, Australia, Japan or Canada and the Revised Offer will not be capable of being accepted from within Australia, Japan or Canada. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Japan or Canada.

                                   APPENDIX IV

                                   DEFINITIONS

"Additional Cash Election"                   the proposed entitlement of P&O
                                             Princess Shareholders to elect to
                                             receive additional cash to the
                                             extent that other P&O Princess
                                             Shareholders do not elect to
                                             receive the Partial Cash
                                             Alternative

"Australia"                                  the Commonwealth of Australia, its
                                             territories and possessions and all
                                             areas subject to its jurisdiction
                                             and any political subdivision
                                             thereof

"Canada" Canada, its provinces and territories and all areas subject to its jurisdiction or any political subdivision thereof

"Carnival"                                   Carnival Corporation

"Carnival Group"                             Carnival, its subsidiaries and its
                                             subsidiary undertakings

"Carnival Shares"                            shares of common stock of Carnival
                                             of $0.01 each

"Code" or "City Code" or "Takeover Code"     the City Code on Takeovers and
                                             Mergers

 "Companies Act"                             the Companies Act 1985, as amended

 "Conditions"                                the conditions set out in Appendix
                                             III of this announcement

"DLC"                                        dual listed company

"EEA"                                        European Economic Area

"Enlarged Carnival Group"                    the Carnival Group as enlarged on
                                             successful completion of the
                                             Revised Offer

"FTC"                                        the US Federal Trade Commission

"Form of Acceptance"                         the form of acceptance and
                                             authority for use in connection
                                             with the Revised Offer

"Japan"                                      Japan, its cities, prefectures,
                                             territories and possessions

"Joint Venture"                              the Joint Venture between P&O
                                             Princess and Royal Caribbean
                                             described in the P&O Princess
                                             Circular

"Joint Venture Agreement"                    the joint venture agreement entered
                                             into between P&O Princess and Royal
                                             Caribbean on 19 November 2001

"Listing Rules"                              The Listing Rules issued by the UK
                                             Listing Authority

"London Stock Exchange"                      London Stock Exchange plc

"London Stock Exchange Admission Standards"  the rules issued by the London
                                             Stock Exchange in relation to the
                                             admission to trading of, and
                                             continuing requirements for,
                                             securities admitted to the Official
                                             List

"Merrill Lynch"                              Merrill Lynch International

"New Carnival Shares"                        Carnival Shares to be issued in
                                             connection with the Revised Offer

"New York Stock Exchange"                    the New York Stock Exchange, Inc.

"Offer"                                      the pre-conditional offer announced
                                             by Carnival on 16 December 2001

"Offer Document"                             the document to be sent on behalf
                                             of Carnival to P&O Princess
                                             Shareholders after the
                                             Pre-condition has been satisfied or
                                             waived, containing and setting out
                                             the full terms and conditions of
                                             the Revised Offer

"Official List"                              the list maintained by the of the
                                             United Kingdom Listing Authority
                                             pursuant to Part VI of the
                                             Financial Services and Markets Act
                                             2000

"Panel"                                      the Panel on Takeovers and Mergers

"Partial Cash Alternative"                   the partial cash alternative of 250
                                             pence for each P&O Princess Share
                                             proposed to be made available to
                                             P&O Princess Shareholders

"P&O"                                        The Peninsular & Oriental Steam
                                             Navigation Company

"P&O Princess"                               P&O Princess Cruises plc

"P&O Princess ADRs"                          American Depositary Receipts
                                             evidencing title to one or more
                                             ADSs

"P&O Princess ADSs"                          American Depositary Shares
                                             representing four underlying P&O
                                             Princess Shares

"P&O Princess Board"                         the board of directors of P&O
                                             Princess

"P&O Princess Circular"                      the circular to P&O Princess
                                             Shareholders published by P&O
                                             Princess on 27 December 2001

"P&O Princess EGM" or "EGM"                  the Extraordinary General Meeting
                                             of the P&O Princess Shareholders to
                                             be held on 14 February 2002

"P&O Princess Employee Share Incentive       the P&O Princess Deferred Bonus and
Plans"                                       Co-investment Matching Plan, and
                                             the P&O Princess Executive Share
                                             Option Plan

"P&O Princess Group"                         P&O Princess, its subsidiaries and
                                             its subsidiary undertakings

"P&O Princess Preference Shares"             the 49,998(pound)1 redeemable
                                             preference shares in issue in P&O
                                             Princess

"P&O Princess Shareholders"                  holders of the P&O Princess Shares

"P&O Princess Shares"                        the existing unconditionally
                                             allotted or issued and fully paid
                                             ordinary shares of US$0.50 each in
                                             the capital of P&O Princess
                                             (including those represented by P&O
                                             Princess ADSs but not, for
                                             avoidance of doubt, such ADSs) and
                                             any further such shares which are
                                             unconditionally allotted or issued
                                             and fully paid before the date on
                                             which the Revised Offer closes (or
                                             such earlier date(s) as Carnival
                                             may, subject to the Code,
                                             determine), including any such
                                             shares so unconditionally allotted
                                             or issued pursuant to the exercise
                                             of options granted under the P&O
                                             Princess Employee Share Incentive
                                             Plans

"P&O Princess Subscriber Shares"             the two issued subscriber shares
                                             of(pound)1 each in P&O Princess

"Pre-condition"                              the pre-condition to the Revised
                                             Offer contained in Appendix I

"Preference Offer"                           the offer for the P&O Princess
                                             Preference Shares to be made by
                                             Merrill Lynch and UBS Warburg on
                                             behalf of Carnival conditional on
                                             the Revised Offer becoming wholly
                                             unconditional

"Revised Offer"                              the Revised Offer for the P&O
                                             Princess Shares to be made by
                                             Merrill Lynch and UBS Warburg on
                                             behalf of Carnival after the
                                             Pre-condition has been satisfied or
                                             waived, including, as appropriate,
                                             the offer to be made by Carnival to
                                             the holders of the P&O Princess
                                             ADRs in respect of the P&O Princess
                                             ADSs' title which is evidenced by
                                             such P&O Princess ADRs, on the
                                             terms and conditions set out in
                                             this announcement and to be set out
                                             in the Offer Document including,
                                             where the context so requires, any
                                             subsequent revision, variation,
                                             extension or renewal of the Revised
                                             Offer

"Royal Caribbean"                            Royal Caribbean Ltd

"Royal Caribbean Proposal"                   the proposed transaction between
                                             P&O Princess and Royal Caribbean
                                             described in the P&O Princess
                                             Circular

"SEC"                                        the United States Securities and
                                             Exchange Commission

"Section 9.01(c)"                            Section 9.01(c) of the Joint
                                             Venture Agreement

"Subscriber Share Offer"                     the offer for the P&O Princess
                                             Subscriber Shares to be made by
                                             Merrill Lynch and UBS Warburg on
                                             behalf of Carnival conditional on
                                             the Revised Offer becoming wholly
                                             unconditional

"subsidiary", "subsidiary undertaking",      shall be construed in accordance
"associated undertaking" and "undertaking"   with the Companies Act (but for
                                             this purpose ignoring paragraph
                                             20(1)(b) of Schedule 4A of the
                                             Companies Act)

"UBS Warburg"                                UBS AG, acting through its business
                                             group UBS Warburg or, where
                                             appropriate, its subsidiary, UBS
                                             Warburg Ltd.

"UK Listing Authority"                       the Financial Services Authority in
                                             its capacity as the competent
                                             authority for the purposes of the
                                             Part VI of the Financial Services
                                             and Markets Act 2000

"UK" or "United Kingdom"                     the United Kingdom of Great Britain
                                             and Northern Ireland

"US" or "United States"                      the United States of America, its
                                             territories and possessions, and
                                             States of the United States of
                                             America and the District of
                                             Columbia and all other areas
                                             subject to the jurisdiction of the
                                             United States

"wider Carnival Group"                       Carnival and any of its subsidiary
                                             undertakings or any associated
                                             undertaking or company of which 20
                                             per cent. or more of the voting
                                             capital is held by the Carnival
                                             Group or any partnership, joint
                                             venture, firm or company in which
                                             any member of the Carnival Group
                                             may be interested

"wider P&O Princess Group"                   P&O Princess and any of its
                                             subsidiary undertakings or any
                                             associated undertaking or company
                                             of which 20 per cent. or more of
                                             the voting capital is held by the
                                             P&O Princess Group or any
                                             partnership, joint venture, firm or
                                             company in which any member of the
                                             P&O Princess Group may be
                                             interested

"(pound)" or "pounds sterling" or            the lawful currency of the United
"pence" or "p"                               Kingdom

"$" or "US dollars" or "cents"               the lawful currency of the United
                                             States of America

                                   APPENDIX V

                        SOURCES AND BASES OF INFORMATION

GENERAL

Unless otherwise stated: (i) information relating to Carnival has been extracted from the relevant published audited financial statements and SEC filings of Carnival; (ii) information relating to Royal Caribbean has been extracted from the relevant published audited financial statements and SEC filings of Royal Caribbean; (iii) information relating to P&O Princess has been extracted from the relevant published annual reports and accounts, interim reports and SEC filings of P&O Princess; and (iv) information relating to the Royal Caribbean Proposal is based upon the information contained in the P&O Princess Circular and related documents.

Share prices for Carnival, P&O Princess and Royal Caribbean are taken from Bloomberg.

The $1:(pound) 0.709 exchange rate is the World Market rate as published in the Financial Times on 29 January 2002.

REVISED OFFER

The Royal Caribbean Proposal "look through" value is based upon the Royal Caribbean closing price on 29 January 2002 of $18.70 and an exchange ratio of
3.46386 P&O Princess Shares per Royal Caribbean Share as per the Implementation Agreement dated 19 November 2001 between P&O Princess and Royal Caribbean.

References to the value of the Revised Offer for the entire existing share capital of P&O Princess are based upon the Carnival closing price on 29 January 2002 of $27.05 and the 692,632,324 50 cent ordinary shares in issue (by reference to the Royal Caribbean/P&O Princess Implementation Agreement).

References to the amount of cash of approximately $2.4 billion required to satisfy the Partial Cash Alternative are based upon the entire existing share capital of P&O Princess of 692,632,324 50 cent ordinary shares in issue (by reference to the Royal Caribbean/P&O Princess Implementation Agreement).

SOME FACTS ABOUT ROYAL CARIBBEAN

References to Royal Caribbean's credit ratings are based on Bloomberg and Standard & Poors Ratings Direct 20 November 2001.

VALUE

EBITDA is unadjusted operating income plus depreciation and amortisation. Enterprise value is the market value of equity plus net debt and minorities. The EV/EBITDA multiple is the enterprise value on the last day of the financial period divided by the EBITDA for that financial period.

The P/E multiple is the share price on the last day of the financial period divided by the earnings per share for that financial period.

The relevant financial period for the last twelve months multiples is the twelve months ended 30 September 2001 for Royal Caribbean and P&O Princess and the twelve months ended 31 August 2001 for Carnival.

The average current and forward P/Es for Royal Caribbean since flotation are sourced from Factset. This data is only available for the period from 1 July 1993.

The implied value of P&O Princess is calculated using consensus figures derived from the equalisation ratio as stated in the P&O Princess Circular and assuming $100 million of synergies taxed at the 2000 effective rate.

Total shareholder returns are sourced from Datastream as at 29 January 2002, the last practicable date prior to the date of this announcement. Datastream calculates the total shareholder return, assuming gross dividend income is reinvested in additional shares.

References to the return on invested capital likely to be generated by the Royal Caribbean Proposal are calculated based on Salomon Smith Barney research dated 29 November 2001, using forecasts disclosed therein. Return on invested capital is defined as return on average invested capital and is calculated by dividing EBIT, taxed at the effective tax rate, by the average opening and closing total debt plus shareholder equity plus minority interests plus preferred stock balances, adjusted for the cumulative post-tax effect of synergies. Total debt is the sum of long term debt and current portion of long term debt.

Book value per share is calculated by multiplying the forecast shareholder equity for the DLC by the P&O Princess share of the DLC economics, and then dividing this number by the number of P&O Princess Shares outstanding. The forecast for shareholder equity is sourced from Salomon Smith Barney research dated 29 November 2001.

Weighted average cost of capital is calculated by adding the weighted cost of debt and equity. The weighting of the cost of debt is calculated by dividing total debt by the sum of total debt plus market value of equity for the period in question. The weighting of the cost of equity is calculated by subtracting the weighting of the cost of debt from 100 per cent. The cost of debt is calculated by taking the average of the yield-to-maturity of outstanding public bonds as at 29 January 2002. For Royal Caribbean, the source used is Advantage Data and for P&O Princess the source is Bloomberg. The cost of equity is calculated by multiplying the appropriate market risk premium by the beta of the company in question and adding this to the risk-free rate. The source for the betas used in the analysis above is Barra. The market risk premium is assumed to be 5 per cent. for both Royal Caribbean and P&O Princess.

BENEFITS OF THE PROPOSED COMBINATION OF CARNIVAL AND P&O PRINCESS

For details on the expected synergy benefits, please refer to Carnival's announcement dated 24 January 2002.

REGULATORY APPROVALS

The figure for outbound European holiday volume and the number of European cruise holidays in 2000 are sourced from the "Cruise Industry Statistical Review 2001", published by G.P. Wild (International) Limited in November 2001.

The percentage of the vacation market accounted for by the cruise industry is calculated by dividing the outbound European holiday volume by the number of European cruise holidays in 2000.

The combined market share of Carnival and P&O Princess in the EEA is based on information about the total market obtained from the "Cruise Industry Statistical Review 2001", published by G.P. Wild (International) Limited in November 2001 and the Passenger Shipping Association (PSA) "Annual Cruise Market Digest UK Europe 2000"; the market share of Carnival is derived from internal management sources and that of P&O Princess is based on Carnival estimates.

The market shares of the cruise segment in the UK and Germany for Royal Caribbean and P&O Princess are extracted from an equity research report published by Deutsche Bank on 11 December 2001. The market share of Carnival is derived from internal management sources.